Exhibit 99.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Desert Sun Mining Corp.

We consent to the use of our report dated February 21, 2006 with respect to the consolidated balance sheets of Desert sun Mining Corp. as at December 31, 2005 and 2004, and the consolidated statements of shareholders’ equity, operations and deficit and cash flows for the twelve-month period ended December 31, 2005, the sixteen-month period ended December 31, 2004, and the twelve-month period ended August 31, 2003, included in this annual report on Form 40-F.

McGovern, Hurley, Cunningham, LLP

Chartered Accountants

Toronto, Canada

February 21, 2006